UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 3 January, 2012

ASX & MEDIA RELEASE
3 JANUARY 2012

MARSHALL EDWARDS ISSUED NEW METHOD OF USE PATENT FOR LEAD ONCOLOGY DRUG CANDIDATE ME-344

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 3 January, 2012 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that the US Patent and Trademark Office has issued a new method of use patent, US Patent No. 8,084,628, covering a number of the company’s mitochondrial inhibitor compounds, including lead drug candidate ME-344, for the treatment of cancer or a tumour mass.  The patent is expected to provide protection until September, 2025.

Treatment of tumour cells with the company’s mitochondrial inhibitor compounds induces a rapid loss of cellular energy and leads to the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways.  T he company has completed the necessary pre-clinical animal toxicity studies to support submission of an Investigational New Drug (IND) application forME-344 this quarter, and expects to initiate a Phase I clinical trial of intravenous ME-344 shortly thereafter.

“Given the increased interest in oncology compounds that can impact both the mTOR1 and mTOR2 pathways, we are particularly pleased to receive patent coverage for the use of ME-344 in cancer,” said Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards.  “This new patent reaffirms our ongoing commitment to expanding and strengthening our intellectual property portfolio while adding to the value of our drug development pipeline.  A strong patent estate is essential to the commercial potential of our drug candidates and should be recognised by potential partners.”

About Marshall Edwards

Marshall Edwards, Inc., is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The company initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and expects final data from the trial by the second quarter of 2012.  The second program is a family of mitochondrial inhibitors that includes lead candidate ME-344.  The company has completed the necessary pre-clinical animal toxicity studies to support submission of an Investigational New Drug (IND) application for ME-344 in the first quarter of 2012.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.